UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Restaurant Brands International Limited Partnership

(Name of Issuer)

Class B exchangeable limited partnership units

(Title of Class of Securities)

76090H103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, Florida 33133

(305) 378-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	William B. Sorabella, Esq. Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

December 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	76090H103	13D	Page 2

1	NAME OF REPORTING PERSON 3G Capital Partners LP 98-1137605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 92.01%
14	TYPE OF REPORTING PERSON CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO.	76090H103	13D	Page 3

1	NAME OF REPORTING PERSON 3G Capital Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 92.01%
14	TYPE OF REPORTING PERSON CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO.	76090H103	13D	Page 4

1	NAME OF REPORTING PERSON 3G Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 92.01%
14	TYPE OF REPORTING PERSON PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO.	76090H103	13D	Page 5

1	NAME OF REPORTING PERSON 3G Special Situations Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 92.01%
14	TYPE OF REPORTING PERSON CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO.	76090H103	13D	Page 6

1	NAME OF REPORTING PERSON 3G Special Situations Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.01%
14	TYPE OF REPORTING PERSON PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class B exchangeable limited partnership units (the “Exchangeable Units”) of Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario (the “Issuer”), as the reporting company following the completion of the Transactions (as defined below), with its principal executive offices located at 874 Sinclair Road, Oakville, Ontario, Canada L6K 2Y1.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (the “Reporting Persons”): (i) 3G Capital Partners Ltd., a Cayman Islands exempted company (“3G Capital Partners”); (ii) 3G Capital Partners II L.P., a Cayman Islands limited partnership (“3G Capital Partners II”); (iii) 3G Special Situations Partners, Ltd., a Cayman Islands exempted company (“3G Special Situations GP”); (iv) 3G Special Situations Fund II, L.P., a Cayman Islands limited partnership (“3G Special Situations Fund II”) and (v) 3G Capital Partners LP (“3G Capital Partners LP”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5 (b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(b) The principal business address of each of the Reporting Persons is:

c/o 3G Capital, Inc.

600 Third Avenue 37th Floor

New York, New York 10016

(c) 3G Capital Partners LP serves as the investment fund manager of 3G Special Situations Fund II. 3G Special Situations GP serves as the general partner of 3G Special Situations Fund II. 3G Capital Partners II is the parent of, and wholly owns, 3G Special Situations GP. 3G Capital Partners serves as the general partner of 3G Capital Partners II.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A (except as set forth on Schedule A) has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 12, 2014, pursuant to the Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”), dated as of August 26, 2014, by and among Tim Hortons Inc., a company organized under the laws of Canada (“Tim Hortons”), Burger King Worldwide, Inc., a Delaware Corporation (“Burger King Worldwide”), Restaurant Brands International Inc., a corporation continued under the laws of Canada (f/k/a 9060669 Canada Inc. and 1011773 B.C. Unlimited Liability Company) (“Restaurant Brands International”), the Issuer (f/k/a New Red Canada Limited Partnership and New Red Canada Partnership), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a subsidiary of the Issuer (“Merger Sub”), and 8997900 Canada Inc., a corporation organized under the laws of Canada and a subsidiary of the Issuer (“Amalgamation Sub”), Amalgamation Sub acquired all of the outstanding shares of Tim Hortons pursuant to a plan of arrangement (the “Plan of Arrangement”), which resulted in Tim Hortons becoming an indirect subsidiary of both the Company and the Issuer (the “Arrangement”) and Merger Sub merged with and into Burger King Worldwide, with Burger King Worldwide surviving the merger as an indirect subsidiary of both Restaurant Brands International and the Issuer (the “Merger” and, together with the Arrangement and the related transactions, the “Transactions”).

Upon consummation of the Merger, each share of Burger King Worldwide’s common stock outstanding immediately prior to the effective time of the Merger was converted into the right to receive, if no Exchangeable Election (as described below) had been made with respect to such common stock, 0.99 newly issued Restaurant Brands International common shares and 0.01 newly issued Exchangeable Units. A stockholder of Burger King Worldwide had the option to make an election to receive consideration solely in the form of Exchangeable Units (an “Exchangeable Election”), which entitled such stockholder to receive one Exchangeable Unit in exchange for each share of Burger King Worldwide’s common stock, subject to proration as described in the Arrangement Agreement. Pursuant to a Voting Agreement, dated as of August 26, 2014, by and between 3G Special Situations Fund II and Tim Hortons, 3G Special Situations Fund II made an Exchangeable Election in connection with the Merger with respect to all of its shares of Burger King Worldwide’s common stock.

In accordance with the terms of the Arrangement Agreement and as required by the terms of a Voting Agreement, dated as of August 26, 2014, by and between 3G Special Situations Partners Fund II, L.P. (“3G Special Situations Fund II”) and Tim Hortons, 3G Special Situations Partners, Ltd. made an Exchangeable Election in connection with the Merger with respect to 243,858,915 shares of Burger King Worldwide’s common stock, which represented all of the shares of Burger King Worldwide that 3G Special Situations Fund II owned prior to the closing of the Transactions. As a result of such election 3G Special Situations Fund II received 243,858,915 Exchangeable Units, which represents 92.01% of the issued and outstanding Exchangeable Units immediately following the Transaction.

On December 15, 2014, the Exchangeable Units were listed on the Toronto Stock Exchange under the symbol “QSP.”

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2 hereto, and incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

3G Special Situations Fund II acquired the Exchangeable Units as part of the Transactions described above. Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Transactions described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As a result of the consummation of the Transactions, 3G Special Situations Fund II beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 243,858,915 Exchangeable Units, which represents 92.01% of the outstanding Exchangeable Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transaction, 3G Special Situations Fund II, that it is the beneficial owner of any of the Exchangeable Units referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Exchangeable Units.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

(c) Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 19, 2012, in connection with the merger of Burger King Worldwide Holdings, Inc., with and into Justice Holdco LLC, and the transactions related thereto, Burger King Worldwide entered into a registration rights agreement with 3G Special Situations Fund II, L.P. (the “3G Registration Rights Agreement”), with respect to its shares of Common Stock. In connection with the Transactions, Burger King Worldwide assigned, and Restaurant Brands International and the Issuer assumed, Burger King Worldwide’s rights and obligations under the 3G Registration Rights Agreement with respect to the Exchangeable Units and certain other registrable securities of the Issuer that 3G Special Situations Fund II may acquire.

The foregoing description of the 3G Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 3 hereto, and incorporated by reference into this Item 6.

Pursuant to the terms of the limited partnership agreement of the Issuer (the “Partnership Agreement”), Restaurant Brands International is the sole General Partner of Partnership and will manage all of the Issuer’s operations and activities in accordance with the Partnership Agreement. Restaurant Brands International has the capacity and authority to act as a general partner and covenants to act honestly, in good faith, and in the best interests of the Issuer in exercising its powers and carrying out its duties under the Partnership Agreement. Subject to the terms of the Partnership Agreement and the Ontario Limited Partnerships Act, the General Partner has the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of the Issuer.

Under the terms of the Partnership Agreement, each Exchangeable Unit is entitled to distributions from the Issuer in an amount equal to any dividends or distributions that are declared and payable in respect of a common share of Restaurant Brands International. From and after the one-year anniversary of the completion of the Transactions, each holder of an Exchangeable Unit will have the right to require the Issuer to exchange all or any portion of such holder’s Exchangeable Units for Restaurant Brands International common shares at a ratio of one

Restaurant Brands International common share for each Exchangeable Unit, subject to the right of Restaurant Brands International, in its capacity as the general partner of the Issuer, to cause the Issuer to repurchase the Exchangeable Units for cash (in an amount determined in accordance with the terms of the Partnership Agreement).

Each Exchangeable Unit holder also has the benefit of a voting trust agreement, pursuant to which a trustee holds a special voting share in Restaurant Brands International that entitles the trustee to a number of votes equal to the number of Exchangeable Units outstanding, and the holders of Exchangeable Units are able to direct the trustee, as their proxy, to vote on their behalf in substantially all votes that are presented to Restaurant Brands International common shareholders.

The foregoing description of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 4 hereto, and incorporated by reference into this Item 6.

Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 3 and Item 4 are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement, by and among the Reporting Persons dated as of December 19, 2014.

Exhibit 2. Arrangement Agreement and Plan of Merger, dated as of August 26, 2014, by and among Tim Hortons Inc., Burger King Worldwide, Inc., Restaurant Brands International Inc. (f/k/a 9060669 Canada Inc. and 1011773 B.C. Unlimited Liability Company), the Issuer (f/k/a New Red Canada Limited Partnership and New Red Canada Partnership), Blue Merger Sub, Inc., and 8997900 Canada Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Burger King Worldwide, Inc. on August 29, 2014).

Exhibit 3. Registration Rights Agreement between Burger King Worldwide, Inc. and 3G Special Situations Fund II, L.P., as assigned to the Issuer.

Exhibit 4. Partnership Agreement of Restaurant Brands International Limited Partnership (f/k/a New Red Canada Partnership) (Incorporated by reference to Exhibit 3.5 of the Current Report on Form 8-K filed by the Issuer on December 12, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2014

3G CAPITAL PARTNERS LP
By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LTD.
By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS II LP
By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.
By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.
By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING 3G CAPITAL PARTNERS LTD. AND 3G SPECIAL

SITUATIONS PARTNERS, LTD.

The business address for each of the individuals listed in this Schedule A is 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.

3G Capital Partners Ltd.

Alexandre Behring (Brazil), Managing Director

Bernardo Hees (Brazil), Director

Bernardo Piquet (Brazil), Director

Claudio Bahbout (Brazil), Director

Daniel Dreyfus (Canada), Director

Daniel Schwartz (US), Director

Munir Javeri (US), Director

Joshua Klivan (US), Director

Paulo Basilio (Brazil), Director

Pedro Drevon (Brazil), Director

3G Special Situations Partners, Ltd.

Alexandre Behring (Brazil), Director

Bernardo Piquet (Brazil), Director

Daniel Schwartz (US), Director